Exhibit 99(k)

[August 22, 1996 News Release]

[MidAmerican Energy Logo]

Date:     August 22, 1996

Company:  Keith Hartje (515) 281-2575


MidAmerican Energy Company on Wednesday began calling shareholders of IES Industries Inc. to urge them to vote against the proposed merger of IES with WPL Holdings, Inc. of Madison, WI and Interstate Power Company of Dubuque, IA.

Three shareholder call centers are operating in Des Moines, Sioux City and Davenport, staffed by administrative employees of MidAmerican who volunteered to help. More than 250 employees will initiate contact with thousands of IES shareholders.

"I am confident that the personal efforts of our employees will make a difference in the proxy solicitation directed at IES shareholders," said Stan Bright, president and chief executive officer. "These employees explain the superior value of our proposed merger, compared with the Wisconsin deal."

Callers offer no speculation about the outcome of the merger, but they provide information on the MidAmerican proposal to merge with IES in a stock and cash transaction. They also explain how IES shareholders can vote against the
Wisconsin deal. Employees also are answering incoming calls from IES shareholders and customers on a toll-free number -- 1-888-PRO-IOWA.

IES shareholders are scheduled to consider the Wisconsin deal at a meeting to be held on Sept. 5. MidAmerican is urging IES shareholders to oppose the Wisconsin deal so the company can put the MidAmerican proposal before them for consideration.

MidAmerican Energy Company, Iowa's largest utility, serves 635,000 electric customers and 600,000 natural gas customers in Iowa, Illinois, South Dakota and Nebraska. Company headquarters are in Des Moines, Iowa. Information on MidAmerican is available on the Internet at http://www.midamerican.com.

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